UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Allot Ltd.

(Name of Issuer)

Ordinary Shares, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Lynrock Lake LP

Attn: Cynthia Paul

2 International Drive, Suite 130

Rye Brook, NY 10573

914-449-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105
1.	Names of Reporting Persons Lynrock Lake LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,966,640 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,966,640 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,966,640 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.80% (3)
14.	Type of Reporting Person (See Instructions) PN, IA

(1)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,966,640 Ordinary Shares held directly by Lynrock Lake Master Fund LP (“Lynrock Fund”). In addition, as of March 30, 2022, Lynrock Fund directly held a convertible note of the Issuer (the Note, as defined in Item 6 below) that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of March 30, 2022.

(3)	This calculation is based on (i) 36,546,813 Ordinary Shares outstanding as of February 20, 2022, as reported in Item 6 of the Issuer’s Annual Report of Foreign Issuer on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2022 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

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CUSIP No. M0854Q105
1.	Names of Reporting Persons Lynrock Lake Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,966,640 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,966,640 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,966,640 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.80% (3)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,966,640 Ordinary Shares held directly by Lynrock Fund. In addition, as of March 30, 2022, Lynrock Fund directly held a Note that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of March 30, 2022.

(3)	This calculation is based on (i) 36,546,813 Ordinary Shares outstanding as of February 20, 2022, as reported in Item 6 of the Issuer’s Annual Report of Foreign Issuer on Form 20-F filed with the SEC on March 22, 2022 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

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CUSIP No. M0854Q105
1.	Names of Reporting Persons Cynthia Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,966,640 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,966,640 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,966,640 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.80% (3)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,966,640 Ordinary Shares held directly by Lynrock Fund. In addition, as of March 30, 2022, Lynrock Fund directly held a Note that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of March 30, 2022.

(3)	This calculation is based on (i) 36,546,813 Ordinary Shares outstanding as of February 20, 2022, as reported in Item 6 of the Issuer’s Annual Report of Foreign Issuer on Form 20-F filed with the SEC on March 22, 2022 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

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Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Ordinary Shares, par value ILS 0.10 per share (“Ordinary Shares”) of Allot Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon 4501317, Israel. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(c)	The principal business of the Reporting Persons is investment management. Ms. Paul serves as the Sole Member of the General Partner, which is the general partner of the Investment Manager.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Investment Manager and General Partner was organized in the state of Delaware, and Ms. Paul is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Ordinary Shares reported herein and the Note (as defined in Item 6 below), were purchased by Lynrock Fund between June 1, 2018 and March 18, 2022. The source of the capital to purchase such securities was Lynrock Fund’s working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,966,640 Ordinary Shares reported herein is approximately $60,444,839, excluding brokerage commissions. The total purchase price of the Note was $40 million.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Ordinary Shares reported herein, as well as the Note, for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 14, 2019, which filing was amended on March 11, 2019, November 8, 2019, February 14, 2020, February 16, 2021, and February 14, 2022 (as amended, the “Schedule 13G”).

The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G. In light of a proposal by other shareholders to add a shareholder representative to the Board of Directors, as disclosed in an amendment to the other shareholders’ Schedule 13D filed on February 23, 2022, a director of the Issuer invited Ms. Paul to have a discussion on March 28, 2022. The two parties discussed the composition of the Issuer’s Board in an effort to enhance value for all shareholders. The Reporting Persons may engage in further discussions with members of the Board and/or the Issuer’s management regarding composition of the Issuer’s Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, purchase additional Ordinary Shares, or other securities convertible into or exchangeable for Ordinary Shares, or dispose of Ordinary Shares or other securities convertible into or exchangeable for Ordinary Shares, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in conversations with management and/or the Board regarding a range of issues, including those relating to the business and strategy of the Issuer, management, corporate governance, operations, investor communications, capital allocation, capital structure, mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

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Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The transactions in the Ordinary Shares by the Reporting Persons during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Promissory Note

On February 14, 2022, the Issuer and Lynrock Fund entered into a securities purchase agreement, providing for the issuance to Lynrock Fund of a senior unsecured convertible promissory note (the “Note”), convertible into the Issuer’s Ordinary Shares, in an aggregate principal amount of $40 million. The transaction closed, and the Note was issued, on February 17, 2022.

The Note will not bear regular interest and the principal amount of the Note will not accrete. The Note will mature on February 14, 2025; provided, that the Issuer, in its sole discretion, may extend the date of maturity by one year up to two times, each time by providing the holder of the Note with 90 days’ notice of such extension. The Note is convertible, subject to the beneficial ownership limitation described below, in whole or in part at the option of the holder at any time prior to the Issuer’s repayment of the principal amount of the Note in full, at an initial conversion rate of 97.0874 Ordinary Shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per Ordinary Share), subject to certain customary anti-dilution adjustments as described in the Note (as it may be so adjusted, the “Conversion Rate”).

In the event the Issuer exercises its option to extend the maturity date, the Conversion Rate will be adjusted such that the conversion price will decrease by $1 per Ordinary Share (as adjusted commensurate with any anti-dilution adjustments to the Conversion Rate prior to such time) for each year that the maturity is extended. In such event, the Conversion Rate for the year following the first extension would be increased to 110.8% of the Conversion Rate in effect immediately prior to such extension. If the Issuer elects to extend the maturity date for a second year, the Conversion Rate for the year following such second extension would be increased to 112.0% of the Conversion Rate in effect immediately prior to such second extension.

In the event of a Change of Control (as defined in the Note), the holder of the Note has the right to require the Issuer to convert all or a portion of the Note to Ordinary Shares or redeem all (but not less than all) of the outstanding principal amount of the Note. In the event of such a conversion or redemption in connection with a Change of Control, the Issuer will also be required to pay the holder an amount in cash equal to 6% per annum on the then-outstanding principal amount of the Note from the date of such conversion or redemption through the maturity date, as it may have been extended. Should the holder of the Note receive a demand or notice giving rise to a claim for any taxes payable arising from a payment made under the Note, then the Issuer has agreed to fully indemnify the holder for the respective tax amount due and payable.

Lynrock Fund’s conversion of the Note will be subject to an initial beneficial ownership limitation of 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The beneficial ownership limitation with respect to any holder of the Note other than Lynrock Fund or its affiliates will be 9.99%. In addition, any transfer of the Note may only be made in full.

The description of the Note contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Convertible Promissory Note filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

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Registration Rights Agreement

On February 17, 2022, the Issuer and Lynrock Fund entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file a registration statement within forty-five (45) days of the date of the agreement to register the resale of (i) any Ordinary Shares held by Lynrock Fund as of February 14, 2022; (ii) any Ordinary Shares into which the Note may be converted; and (iii) any Ordinary Shares or other securities issued or issuable in connection with the exercise of certain dividends or distributions (collectively, the “Registrable Securities”).

The Registration Rights Agreement contains customary cross-indemnification provisions, subject to certain limitations.

The registration rights will terminate upon the earlier of (i) the date on which there cease to be any Registrable Securities; or (ii) the mutual written agreement of Lynrock Fund and the Issuer.

The description of the Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Report Of Foreign Private Issuer on Form 6-K filed with the SEC on February 15, 2022).

C.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Report Of Foreign Private Issuer on Form 6-K filed with the SEC on February 15, 2022).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2022

LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its	General Partner

By:	/s/ Cynthia Paul
	Name:	Cynthia Paul
	Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
	Name:	Cynthia Paul
	Title:	Sole Member

/s/ Cynthia Paul
Cynthia Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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SCHEDULE A

Transactions in the Ordinary Shares During the Past Sixty Days

Lynrock Lake Master Fund LP

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Ordinary Shares	600	$8.16	02/15/22
Purchase of Ordinary Shares	72,300	$8.21	02/15/22
Purchase of Ordinary Shares	19,400	$8.16	02/16/22
Purchase of Ordinary Shares	20,000	$8.10	02/16/22
Purchase of Ordinary Shares	50,000	$8.10	02/16/22
Purchase of Ordinary Shares	25,705	$8.06	02/16/22
Purchase of Ordinary Shares	2,599	$7.79	02/17/22
Purchase of Ordinary Shares	132,095	$7.91	02/17/22
Purchase of Ordinary Shares	21,072	$7.97	02/17/22
Purchase of Ordinary Shares	50,000	$7.88	02/17/22
Purchase of Ordinary Shares	50,000	$7.90	02/17/22
Purchase of Ordinary Shares	8,526	$7.80	02/18/22
Purchase of Ordinary Shares	10,849	$7.79	02/18/22
Purchase of Ordinary Shares	6,202	$7.79	02/18/22
Purchase of Ordinary Shares	10,402	$7.80	02/22/22
Purchase of Ordinary Shares	34,052	$7.81	02/22/22
Purchase of Ordinary Shares	15,855	$7.90	02/22/22
Purchase of Ordinary Shares	74,066	$7.84	02/22/22
Purchase of Ordinary Shares	96,051	$7.73	02/23/22
Purchase of Ordinary Shares	200	$7.66	03/18/22

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Exhibit(s):

A	Joint Filing Agreement

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Allot Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: March 30, 2022

LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its	General Partner

By:	/s/ Cynthia Paul
	Name:	Cynthia Paul
	Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
	Name:	Cynthia Paul
	Title:	Sole Member

/s/ Cynthia Paul
Cynthia Paul